Response to Comment No. 41

ISSUE

          Will John Power be deemed a "broker" due to his participation in the offering?

BRIEF ANSWER

          John Power is not a broker as defined by Section 3(a)(4) of the Securities Exchange Act of 1934 because he is not engaged in the business of effecting transactions in securities for the accounts of others. Section 3(a)(4) requires repeated or consistent actions effecting transactions in securities in order for one to be "engaged" in such a business. Mr. Power's activities involving transactions in securities are (or will be) isolated, and thus do not fall within the broker definition.

DISCUSSION

          When the SEC released Rule 3a4-1 of the Securities Exchange Act of 1934 (the "Act") it did so with the proviso that this was not the only set of facts or circumstances that "justify a conclusion that registration as a broker-dealer is not required." 50 Fed. Reg. 27940, 27941 (Jul. 9, 1985). One set of such circumstances where an individual associated with an issuer would not be required to register as a broker or a dealer is where he or she does not meet the definition of a broker or dealer.

          In its release outlining the proposed Rule 3a4-1, the SEC addressed Section 3(a)(4) of the Act saying:

A securities distribution effected by persons associated with an issuer, viewed in isolation, would not generally raise questions as to whether the persons effecting the distribution were engaged in the business of effecting transactions in securities. On the other hand, the repetitive or continuous involvement of persons in effecting transactions for a series of "issuers," or even a single issuer, may indeed suggest that the person engaged in that distribution process are doing so as part of a regular business and are therefore brokers. 42 Fed. Reg. 5084, 5085 (Jan. 27, 1977).

          This interpretation of Rule 3(a)(4) suggests that for an individual to be "engaged in the business of effecting transactions," he or she must be continuously or repetitively involved in effecting transactions in securities.

          Further, in Massachusetts Financial Services, Inc. v. Securities Investor Protection Corporation, a case that involved the question of the plaintiff's membership in the Securities Investor Protection Corporation, the court said of Rule 3a4-1 that it connotes a "certain regularity of participation in securities transactions at key points in the chain of distribution." 411 F. Supp 411, 415 (1976). Mr. Power cannot be said to be regularly participating in securities transactions at key points, and therefore is excluded from the definition of a broker.

          Mr. Power serves as a director and Chief Financial Officer of the issuer. His duties and functions are those customarily associated with those positions. In Bronner v. Goldman, the defendant company that accepted securities as collateral from lendees was found not to have acted as a broker when it sold securities because it did so in its own interest. 361 F.2d. 759 (1966). Central to this finding was the fact that the defendant company was engaged in revenue-producing activities other than buying and selling securities. See 69 Am.Jur.2d Securities Regulation - Federal Section 330. Similarly, Mr. Power's employment duties primarily involve activities other than buying or selling securities. Any engagement in the sale of securities will be incidental to his employment with the Company and he should not be considered to have "engaged in the business" of effecting transactions in securities.

          It should be of some significance to the SEC that Mr. Power meets all but one requirement of the safe-harbor provision. In all respects, Mr. Power's conduct in connection with the offering would be consistent with the requirements of Rule 3a4-1; and but for his statutory disqualification, he would be entitled to rely on the safe harbor. Specifically, Mr. Power:

*	not be compensated in any way for his participation in the offering;
*	is not an associated person of a broker-dealer, as discussed above; and
*

(i) primarily performs and at the end of the offering will primarily perform substantial duties on behalf of the issuer as Chief Financial Officer and a director, (ii) is not a broker or dealer and has not been a broker or dealer in the past 12 months, and (iii) has not participated in selling an offering of securities for any issuer more than once every 12 months

          A safe harbor is simply that, and an inability to rely upon it does not render a person a broker. It is the conduct of the person, not his ability or inability to rely on the safe harbor, that controls whether he is acting in the capacity of a broker. In a no-action letter holding that no action under the Securities and Exchange Act of 1934 would be taken against call center personnel advising an insurance company's policy holders about the receipt of the company's common shares in a one time demutualization, the SEC specifically noted that while the personnel were unable to rely on Rule 3a4-1's safe harbor from registration provisions because they were not employees of the company, they were able to meet other requirements of the safe harbor rule. John Hancock Mutual Life Insurance Co., SEC No-Action Ltr., 1999 SEC No-Act. WSB 1206199907 (Nov. 1, 1999).

CONCLUSION

          While Mr. Power is unable to rely on rule 3a4-1 as an exemption from his registration as a broker, such reliance is unnecessary because his actual and anticipated conduct does not meet the definition of a broker defined in Section 3(a)(4) of the Securities Exchange Act. Mr. Power is not (and will not be) engaged in the business of effecting transactions in securities because any action will be isolated and not continuous or repetitive as required by the broker definition.